NEWS RELEASE

EMX Provides Financial Update

Vancouver, British Columbia, January 9, 2025 (NYSE American: EMX; TSX Venture: EMX) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to announce that the Company ended the year with approximately $27 million in cash and cash equivalents and $35 million in long term debt that matures in July 2029 under an agreement with Franco Nevada Corporation. The Company's balance sheet was strengthened because of several transactions closing before the end of the December quarter as discussed below.

Sale of Shares in Ensero Holdings Inc ("Ensero") - Ensero repurchased all our common and preferred share holdings in Ensero for approximately $5.6 million. The Company invested approximately $3.8 million in Ensero in 2020, and since making the investment has earned approximately $1.0 million in dividends. The Company has sold all its holdings in Ensero as of December 31, 2024.

Early Property Payment at Berenguela Royalty Property in Peru - The Company received an early property payment from Aftermath Silver Ltd ("Aftermath") totaling $2.9 million. Aftermath has one final payment totaling $3.25 million which is due in November 2026.  The Company has a sliding-scale net smelter return (NSR) Royalty on all mineral production from the Project for the life of mine commencing at the declaration of commercial production, and includes a 1.0% NSR royalty on all mineral production when the silver market price is up to and including US$25 per ounce, and a 1.25% NSR royalty on all mineral production when the silver market price is over US$25 per ounce and when the copper market price is above US$2 per pound.

Royalty buy-down Completed at Park Salyer Property in Arizona - The Company has received $500,000 from Arizona Sonoran Copper Company Inc. ("Arizona Sonoran") from the buyback of 1.0% NSR royalty covering the Park Salyer Property which is part of the Arizona Sonoran's Cactus Property. The buy-down by Arizona Sonoran reduces the Company's NSR royalty on Park Salyer from 1.5% to 0.5% which is not capped and cannot be reduced.

About EMX - EMX is a precious, and base metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and TSX Venture Exchange under the symbol "EMX". Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole

President and CEO

Phone: (303) 973-8585

Dave@EMXroyalty.com

Isabel Belger

Investor Relations

Phone: +49 178 4909039

IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture
Exchange) accepts responsibility for the adequacy or accuracy of this release

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	1

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein.  Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended September 30, 2024 (the "MD&A"), and the most recently filed Annual Information Form ("AIF") for the year ended December 31, 2023, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedarplus.ca and on the SEC's EDGAR website at www.sec.gov.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	2